Exhibit 99

                     BAYCORP HOLDINGS, LTD.
                1 New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
            Phone (603) 766-4990  Fax (603) 766-4991


      BayCorp Reports Third Quarter 2005 Operating Results

     November 14, 2005 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today its operating results for the third quarter ended September 30, 2005. BayCorp reported a net loss of $5,427,000, or approximately $9.50 per share, for the third quarter of 2005 as compared to a net loss of $250,000, or approximately $0.45 per share, for the third quarter of 2004.

     The increase in net loss in the third quarter of 2005 as compared to the third quarter of 2004 was primarily attributable to the net unrealized loss of approximately $5,490,000 on the mark-to-market of the Company's firm forward long-term energy contract in the third quarter of 2005 as compared to a net unrealized loss of approximately $648,000 in the third quarter of 2004. The mark-to-market value of this long-term contract is based on current projections of power prices over the life of the contract. Forward power prices increased more significantly in the third quarter of 2005 as compared to the third quarter of 2004 primarily due to increases in the forward price of natural gas during those time periods. In the New England Power Pool ("NEPOOL"), power generating plants that use natural gas as a fuel source are on the margin most of the time and therefore are setting the forward price of power. Accordingly, the price of power in NEPOOL is highly dependent on the price of natural gas.

     Revenues increased approximately $2,656,000 to $4,098,000 in the third quarter of 2005 as compared to revenues of $1,442,000 in the third quarter of 2004. This increase was primarily attributable to Nacogdoches Gas, LLC ("Nacogdoches Gas") revenues of approximately $2,385,000 and Great Bay Hydro Corporation ("Great Bay Hydro") and Benton Falls Associates ("Benton Falls") revenues of approximately $457,000. There were no revenues from Nacogdoches Gas and Benton Falls in the third quarter of 2004.

     Operating expenses increased approximately $2,168,000 to $3,667,000 in the third quarter of 2005 as compared to expenses of $1,499,000 in the third quarter of 2004. The increase in operating expenses was attributable in part to the cost of purchased power. The Company purchases power to satisfy its power supply obligation under its firm forward long-term energy contract. The cost of purchased power increased $803,000 to $1,700,000 in the third quarter of 2005 as compared to $897,000 in the third quarter of 2004. The increase in operating costs in the third quarter of 2005 as compared to the third quarter of 2004 was also attributable to Nacogdoches Gas operating costs of approximately $704,000 and Benton Falls operating costs of approximately $153,000. There were no operating costs associated with these operations in the third quarter of 2004. Nacogdoches Gas owns and develops natural gas and oil assets in East Texas. In the fourth quarter of 2004, BayCorp announced that it had entered into agreements to develop natural gas and oil production wells in Nacogdoches County, Texas. Through its subsidiary, Nacogdoches Gas, the Company held as of September 30, 2005, an approximate 10% working interest in two wells, an approximate 90% working interest in four wells, and an approximate 76.5% working interest in four wells.

     The Company recognized other income of approximately $486,000 in the third quarter of 2004 as compared to total other deductions of approximately $313,000 in the third quarter of 2005. Other income in the third quarter of 2004 primarily reflected closing adjustments and other income specific to the Company's sale of its interests in the Seabrook Nuclear Power Plant in November 2002. Included in other deductions in the third quarter of 2005 was approximately $362,000 in interest expense. On March 15, 2005 and May 24, 2005, the Company and all of its wholly owned subsidiaries entered into a $10,250,000
Convertible  Note  and  a  Pledge  Agreement  and  a  $10,000,000
Convertible Note and an Amended and Restated Pledge Agreement with Sloan Group Ltd. The debt, which accrues interest at 8% per annum and is due and payable in full on December 15, 2005, is convertible by Sloan Group at any time between November 15, 2005 and December 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under the notes) into shares of BayCorp's common stock, $.01 par value, at a price of $14.04 per share. There was no interest expense in the third quarter of 2004.

     For the nine months ended September 30, 2005, BayCorp reported a net loss of $10,040,000, or approximately $17.78 per share, as compared to a net loss of $2,253,000, or approximately $3.79 per share, for the nine months ended September 30, 2004. The increase in net loss for the nine months ended September 30, 2005 as compared to the same period in 2004 was primarily attributable to an unrealized loss of approximately $8,878,000 on the mark-to-market of the Company's firm forward long-term energy contract in the first nine months of 2005 as compared to a net unrealized loss of approximately $3,000,000 in the first nine months of 2004. Other operating expenses increased approximately $6,221,000, to $10,898,000 in the first nine months of 2005 as compared to expenses of $4,677,000 in the first nine months of 2004. Operating expenses in the first nine months of 2005 included Nacogdoches Gas expenses of approximately $3,870,000, $2,116,000 of which reflected exploration expense recognized due to the impairment of one gas well determined to be unsuccessful and $,161,000 reflecting depletion expense. Benton Falls operating expenses for the first nine months of 2005 were approximately $350,000. There were no operating expenses for these companies in the first nine months of 2004. For the nine months ended September 30, 2005, Great Bay Hydro expenses were approximately $409,000 and HoustonStreet operating expenses were approximately $613,000. For the nine months ended September 30, 2004, Great Bay Hydro operating expenses were approximately $293,000, representing six months of operations and HoustonStreet operating expenses were approximately $362,000, representing five months of operations reflected in the Company's financial statements.

     Operating revenues for the nine months ended September 30, 2005 increased $6,013,000 to $9,932,000 as compared to revenues of $3,919,000 for the nine months ended September 30, 2004. The increase in revenues in 2005 was primarily attributable to Nacogdoches Gas revenues of approximately $4,713,000, Benton Falls revenues of approximately $507,000, Great Bay Hydro revenues of approximately $929,000 and HoustonStreet revenues of approximately $751,000. For the nine month period ended September 30, 2004, the Company recognized six months of Great Bay Hydro revenues, five months of HoustonStreet revenues and there were no revenues from Nacogdoches Gas and Benton Falls.

     The Company had other income of approximately $1,256,000 in the first nine months of 2004 as compared to total other deductions of approximately $321,000 in the first nine months of 2005. Other income in the first nine months of 2004 primarily reflected closing adjustments and other income specific to the Company's sale of its interests in the Seabrook Nuclear Power Plant. In the first nine months of 2005, the Company recognized interest expense of approximately $623,000. On March 15, 2005 and May 24, 2005, the Company and all of its wholly owned subsidiaries entered into a $10,250,000 Convertible Note and a Pledge Agreement and a $10,000,000 Convertible Note and an Amended and Restated Pledge Agreement with Sloan Group Ltd. There was no interest expense in the first nine months of 2004. Offsetting the interest expense in the first nine months of 2005 was other income of approximately $236,000 related to the Company's previous ownership in Seabrook.

     In the first nine months of 2005 the Company recorded a tax refund of $225,000 upon receipt of a refund from the State of New
Hampshire for overpayment of prior year state income taxes.

About BayCorp

     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently has wholly owned subsidiaries that include Nacogdoches Gas, LLC, which owns and develops interests in natural gas and oil production assets in Nacogdoches County, Texas; Benton Falls Associates, the owner and operator of a hydroelectric generating facility in Benton, Maine; Great Bay Hydro Corporation, which owns and operates a hydroelectric generating facility in Newport, Vermont; Great Bay Power Marketing, Inc., which purchases and markets power on the open market; and Nacogdoches Power, LLC, which owns the development rights to the Sterne Power Project in Nacogdoches County, Texas. BayCorp also holds a majority interest in HoustonStreet Exchange, Inc., which operates HoustonStreet.com, an internet-based independent crude oil and refined products trading exchange.


Forward Looking Statements
Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.

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

                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)


                                               Three Months Ended      Nine Months Ended
                                                  September 30,          September 30,
                                                2005         2004      2005        2004
Operating Revenues                            $4,098       $1,442      $9,932    $3,919
Operating Expenses                             3,667        1,499      10,898     4,677
                                             _______      _______    ________   _______
Operating Income (Loss) Before Mark
   to Market of Energy Contracts                 431          (57)       (966)     (758)
Unrealized Loss on Energy Contracts            5,490          648       8,878     3,000
                                             _______      _______    _______    _______
Operating Loss                                (5,059)        (705)     (9,844)   (3,758
Other Income (Deductions)                       (313)         486        (321)    1,256
                                             _______      _______    ________   _______
Loss before                                                  (219)    (10,165)   (2,502)
   Income Taxes and Minority Interest         (5,372)
Income Taxes                                     (41)         (13)        184       (13)
Minority Interest Expense                        (14)         (18)        (59)      (16)
                                             _______      _______    ________   _______
Net Loss before Extraordinary Item            (5,427)        (250)    (10,040)   (2,531)
Extraordinary Item - Gain on                       0            0           0       278
   Consolidation of Subsidiary               _______      _______    ________   _______
Net Loss                                     ($5,427)       ($250)   ($10,040)  ($2,253)
                                             =======      =======    ========   =======
Weighted Average Shares
   Outstanding - Basic and Diluted           571,364      560,612     564,679   594,143
Basic and Diluted Net Loss Per Share                       ($0.45)    ($17.78)   ($4.26)
    before Extraordinary Item                 ($9.50)
Basic and Diluted Net Income Per
   Share -  Extraordinary Item                     -            -           -     $0.47
Basic and Diluted Net Loss                   ($9.50)       ($0.45)    ($17.78)   ($3.79)
   Per Share
